Exhibit 99.1

Ayr Wellness Adds to Pennsylvania Footprint, Opens New Dispensary in Montgomeryville

MIAMI, November 12, 2021– Ayr Wellness Inc. (CSE: AYR.A, OTC: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated cannabis multi-state operator (“MSO”), today announced the opening of Ayr Wellness Montgomeryville, the Company’s seventh affiliated dispensary operating in the Commonwealth of Pennsylvania.

Jonathan Sandelman, Founder, Chairman and CEO of Ayr, said, “We continue to appreciate the warm reception that we’ve received from Pennsylvania’s patient community, a particularly discerning group with a keen understanding of quality. We consistently strive to deliver the best quality product at an accessible price. And now, with a seven-store footprint and robust wholesale operation, we look forward to introducing more Pennsylvania patients to the Ayr way.”

The Montgomeryville dispensary is located at the "Five Points" junction, a popular shopping area in Montgomeryville, PA. The 8,400 sq. ft. store continues the rapid expansion of the Ayr organization’s presence in Pennsylvania’s burgeoning medical marijuana market.

Montgomeryville is a northern suburb of Philadelphia, located in Montgomery County, the third most populous county in Pennsylvania, with over 850,000 residents according to the 2020 Census.

The new location features a curated selection of high-quality medical marijuana products, including Ayr-owned brands Origyn Extracts, Seven Hills flower, and Revel flower, as well as products sourced from third-party brands throughout the state. The store has 12 point of sale (“POS”) stations and 46 parking spaces.

Pennsylvania has a robust and growing medical marijuana market with over 633,000 patients, 132 licensed dispensaries and 29 operational licensed cultivators/processors. Annual industry-wide statewide marijuana sales in Pennsylvania are expected to surpass $1 billion by 2024, according to BDSA.

The Ayr organization has nine dispensary licenses in the Commonwealth (seven currently open), complementing the Company’s close to 200,000 sq. ft. of cultivation and production space, pending completion of expansion plans.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Brian Pinkston

MATTIO Communications

T: (703) 926-9159

Email: ir@mattio.com

Email: IR@ayrwellness.com